Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF BLUE MARTINI SOFTWARE, INC.

Blue Martini Software, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Corporation is Blue Martini Software, Inc.

SECOND: The date on which the Corporation’s original Certificate of Incorporation was filed with the Delaware Secretary of State is January 12, 1999.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the first paragraph of Article IV of the Fourth Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Five Hundred Five Million (505,000,000) shares, Five Hundred Million (500,000,000) shares of which shall be Common Stock (the “Common Stock”) and Five Million (5,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each seven (7) shares of the Corporation’s Common Stock, par value $.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on the Nasdaq National Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOURTH: This Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law. The total number of outstanding shares entitled to vote or consent to this Amendment was 73,672,433 shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

IN WITNESS WHEREOF, Blue Martini Software, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of November 13, 2002.

BLUE MARTINI SOFTWARE, INC.

/s/ MONTE ZWEBEN
Monte Zweben
Chief Executive Officer